Exhibit 99.1

ADIRA ENERGY LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

AS OF JUNE 30, 2015

UNAUDITED

U.S. DOLLARS IN THOUSANDS
INDEX

Page

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Profit and Loss	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7 - 9

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the three month period ended June 30, 2015 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$229	$334
Restricted deposits	-	9
Other receivables and prepaid expenses	24	64

Total current assets	253	407

NON-CURRENT ASSETS:
Property and equipment, net	-	2

Total assets	$253	$409

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$50	$167
Other accounts payable and accrued liabilities	20	56

Total current liabilities	70	223

EQUITY:
Share capital	-	-
Additional paid-in capital	34,281	34,051
Accumulated deficit	(34,098)	(33,865)

Total equity	183	186

Total liabilities and equity	$253	$409

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	Unaudited

Revenues and other income	$-	$-	$-	$-

Expenses:
General and administrative expenses *)	189	157	104	172
Gain on settlement of accounts payable and other payables	-	(1,126)	-	(695)

Total expenses	189	(969)	104	(523)

Operating profit (loss)	(189)	969	(104)	523

Foreign exchange gain (loss)	(44)	(7)	(51)	33

Profit (loss) before income tax expense	(233)	962	(155)	556
Income tax expense	-	-	-	-

Net comprehensive profit (loss)	$(233)	$962	$(155)	$556

Basic and diluted net earnings (loss) per share attributable to equity holders of the parent	$(0.02)	$0.08	$0.01	$0.05

Weighted average number of ordinary shares used in computing basic and diluted net earnings (loss) per share	13,202,466	12,056,064	14,092,901	12,052,064

*) Includes share-based compensation	$2	$(48)	$2	$21

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

	Number of	Share	Additional paid in	Accumulated
	shares	capital	capital	deficit	Total Equity

Balance as of January 1, 2014	12,052,022	$-	$34,023	$(34,600)	$(577)

Shares issued in private placement, net	240,000	-	60	-	60
Share-based compensation recovery	-	-	(32)	-	(32)
Net profit and comprehensive profit	-	-	-	735	735

Balance as of December 31, 2014	12,292,022	-	34,051	(33,865)	186

Shares issued in private placement, net	4,820,000	-	228	-	228
Share-based compensation	-	-	2	-	2
Net loss and comprehensive loss	-	-	-	(233)	(233)

Balance as of June 30, 2015 (unaudited)	17,112,022	$-	$34,281	$(34,098)	$183

	Number of	Share	Additional paid in	Accumulated
	shares	capital	capital	deficit	Total Equity (deficit)

Balance as of January 1, 2014	12,052,062	$-	34,023	(34,600)	(577)
Share-based compensation	-	-	(48)	-	(48)
Net profit and comprehensive profit	-	-	-	962	962

Balance as of June 30, 2014 (unaudited)	12,052,062	$-	$33,975	$33,638	$337

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share data

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
	Unaudited
Cash flows from operating activities:
Net profit (loss)	$(233)	$962	(155)	$556
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange differences on balances of cash and cash equivalents	-	4	-	1
Depreciation	-	31	-	12
Gain on settlement of accounts payable and other payables	-	(1,126)	-	(695)
Loss on sale of fixed assets	1	-	-	-
Share-based payment	2	(48)	2	21

	3	(1,139)	2	(661)
Changes in asset and liability items:
Decrease in accounts receivable, other receivables and prepaid expenses	40	2,441	7	306
Increase (decrease) in trade payables	(117)	(1,505)	(143)	214
Decrease in other accounts payable and accrued liabilities	(36)	(959)	(16)	(778)

	(113)	(23)	(152)	(258)

Net cash used in operating activities	(343)	(200)	(305)	(363)
Cash flows from investing activities:

Proceeds from sale of equipment and other assets	1	-	-	-
Decrease in restricted deposits	9	15	-	-

Net cash provided by investing activities	10	15	-	-
Cash flows from financing activities:

Proceeds from issue of shares, net of issuance expenses	228	-	228	-

Net cash provided by financing activities	228	-	228	-
Exchange differences on balances of cash and cash equivalents	-	(4)	-	(1)
Decrease in cash and cash equivalents	(105)	(189)	(77)	(364)
Cash and cash equivalents at the beginning of the period	334	617	309	792

Cash and cash equivalents at the end of the period	$229	$428	$229	$428

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries (individually and collectively, as the context requires, "Adira" or "the Company"), is an oil and gas early-stage exploration company. The Company has an option (the "Yam Hadera Option") to acquire up to a 15% participating interest in the Yam Hadera license (the "Yam Hadera License"), located 30 kilometers offshore Israel, between Hadera and Haifa. The Yam Hadera Option is exercisable until 14 days prior to the signing of a rig contract for the Yam Hadera License.  On September 22, 2014, the Petroleum Commissioner of the State of Israel advised the operator that the Yam Hadera License expired, without further extension being granted, due to the milestones in their work program not being achieved and on October 22, 2014, the operator sent a letter of appeal to the decision with the Minister of Energy and Water of the State of Israel, however, as of this date, no reply has been received.

These financial statements have been prepared in a condensed format as of June 30, 2015, for the six months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2014, and for the year then ended and the accompanying notes.

b.	Financial position:

As reflected in the consolidated financial statements, as of June 30, 2015, the Company had an accumulated deficit of $34,098. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:-	EQUITY

a.	Share Capital

On May 7, 2015, the Company completed a non-brokered private placement of 4,820,000  units ("Units") for net proceeds of $228. Each Unit consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.05 per Common Share until May 6, 2018.

b.	Stock Option Plan:

The movement in stock options during the three months ended June 30, 2015, was as follows:

	Number of options outstanding	Weighted average exercise price

Balance at December 31, 2014 (audited)	416,000	6.00
Options forfeited	(58,000)	9.00

Balance at June 30, 2015 (unaudited)	358,000	5.50

The following table summarizes information about stock options outstanding and exercisable as of June 30, 215 (unaudited):

Grant date	Expiry date	Grant date fair value	Exercise price (*)	Number of options outstanding	Number of options exercisable	Average remaining contractual life

July 22, 2010	July 21, 2015	$3.75	$9.00	16,667	16,667	0.06
January 11, 2011 (*)	January 10, 2016	$9.90	$9.55	70,000	70,000	0.53
March 18, 2011 (*)	March 17, 2016	$8.85	$8.54	6,667	6,667	0.72
May 3, 2011 (*)	May 2, 2016	$7.80	$7.12	16,667	16,667	0.84
December 1, 2011 (*)	November 30, 2016	$3.30	$5.93	2,000	1,750	1.42
August 22, 2012 (*)	August 21, 2017	$1.05	$2.37	246,000	246,000	2.14

				358,000	357,740

(*)	The exercise price is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate on June 30, 2015.

ADIRA ENERGY LTD.

NOTE 3:-	EQUITY (Cont.)

c.	Share purchase warrants:

The following tables summarize information applicable to warrants outstanding as of June 30, 2015:
Issue date	Expiry date	Grant date fair value	Exercise price (**)	Number of warrants

August 9, 2012	August 9, 2015 (***)	$0.07	$0.16	79,012,640
May 7, 2015	May 6, 2018	$0.02	$0.08	4,820,000

(*)	Following the Company's two prior share consolidations, every 15 previously issued warrants will be convertible into one Common Share of the Company.
(**)	The exercise price of these warrants is denominated in Canadian dollars and was translated to USD in the table above using the exchange rate as of June 30, 2015.
(***)	See Note 3 regarding the expiration of the warrants.

NOTE 4:-	RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2015, the Company incurred $28 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $119 thousand during the six month period ended June 30, 2014.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

NOTE 5:-	SUBSEQUENT EVENTS

On August 9, 2015, 79,012,640 warrants expired.

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